[redacted]

09046087

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder'

Released: 24April 2009

Pages: 12
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 5/18

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **FOSTER'S GROUP LIMITED**

ACN/ARSN **007 620 886**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _20_/_04_/_2009__

The previous notice was given to the company on _02_/_04_/_2009___

The previous notice was dated _01_/_04_/_2009___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**96,303,195**	**5.01%**	**117,509,414**	**6.10%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited. ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

FGL (FOSTER'S GROUP LTD) | Portfolios

Portfolio	Fund	Holdings
✔ NSWTC	PM	1,753,963
✔ PCEF	PM	8,014,142
✔ TEL	PM	3,203,262
✔ T2	PCD	260,125
✔ T7	PCD	46,510
✔ PMCBUS	PM	5,821,327
✔ PMHOST	PM	2,336,829
✔ PMSTA	PM	8,967,196
✔ QITE2	PM	207,142
✔ PMCGSF	PM	1,755,163
✔ CBAISF	PM	6,284,322
✔ PIWSPF	PM	523,909
✔ PIACT	PM	1,533,881
✔ PIHEST	PM	5,180,709
✔ PIEFM6	PM	4,054,561
✔ PIWCPF	PM	340,430
✔ PISTCF	PM	975,000
✔ PIWQLS	PM	1,560,813
✔ PIBIAS	PM	309,500
✔ PIWQMN	PM	104,000
✔ PCAEPR	PC	3,753,526
✔ PMISF	PM	35,164,832
✔ PIGSFP	PM	15,077,391
✔ PIICAP	PM	1,761,310
✔ PISINP	PM	4,949,427
✔ PIWGAP	PM	3,562,879
✔ PISMA2	PM	7,265

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PIEFM6	FGL	23,227	113,557	$ 4.89	20/04/2009
CBAISF	FGL	47,580	238,228	$ 5.01	02/04/2009
CBAISF	FGL	177,388	887,242	$ 5.00	03/04/2009
CBAISF	FGL	96,719	487,251	$ 5.04	14/04/2009
CBAISF	FGL	63,113	312,504	$ 4.95	15/04/2009
CBAISF	FGL	36,539	180,536	$ 4.94	15/04/2009
CBAISF	FGL	35,817	177,294	$ 4.95	16/04/2009
CBAISF	FGL	3,917	19,283	$ 4.92	16/04/2009
CBAISF	FGL	3,832	18,929	$ 4.94	16/04/2009
CBAISF	FGL	38,445	190,914	$ 4.97	17/04/2009
CBAISF	FGL	98,108	480,984	$ 4.90	20/04/2009
PMISF	FGL	260,945	1,306,526	$ 5.01	02/04/2009
PMISF	FGL	1,074,613	5,374,892	$ 5.00	03/04/2009
PMISF	FGL	513,842	2,588,633	$ 5.04	14/04/2009
PMISF	FGL	324,121	1,604,885	$ 4.95	15/04/2009
PMISF	FGL	187,649	927,155	$ 4.94	15/04/2009
PMISF	FGL	216,760	1,072,962	$ 4.95	16/04/2009
PMISF	FGL	23,709	116,717	$ 4.92	16/04/2009
PMISF	FGL	23,189	114,544	$ 4.94	16/04/2009
PMISF	FGL	189,095	939,027	$ 4.97	17/04/2009
PMISF	FGL	517,229	2,535,767	$ 4.90	20/04/2009
PIEFM6	FGL	30,490	152,660	$ 5.01	02/04/2009
PIEFM6	FGL	110,949	554,934	$ 5.00	03/04/2009
PIEFM6	FGL	60,526	304,918	$ 5.04	14/04/2009
PIEFM6	FGL	40,295	199,521	$ 4.95	15/04/2009
PIEFM6	FGL	23,329	115,266	$ 4.94	15/04/2009
PIEFM6	FGL	24,879	123,151	$ 4.95	16/04/2009
PIEFM6	FGL	2,721	13,395	$ 4.92	16/04/2009
PIEFM6	FGL	2,661	13,144	$ 4.94	16/04/2009
PIEFM6	FGL	24,676	122,539	$ 4.97	17/04/2009
PIEFM6	FGL	60,803	298,093	$ 4.90	20/04/2009
TEL	FGL	48,621	247,967	$ 5.10	07/04/2009
TEL	FGL	312,825	1,590,903	$ 5.09	07/04/2009
TEL	FGL	107,921	546,372	$ 5.06	08/04/2009
TEL	FGL	26,573	135,257	$ 5.09	09/04/2009
TEL	FGL	645,303	3,258,006	$ 5.05	14/04/2009
TEL	FGL	29,597	146,550	$ 4.95	15/04/2009
TEL	FGL	17,135	84,666	$ 4.94	15/04/2009
TEL	FGL	236,462	1,170,487	$ 4.95	16/04/2009
TEL	FGL	25,296	124,952	$ 4.94	16/04/2009
TEL	FGL	25,863	127,318	$ 4.92	16/04/2009
TEL	FGL	659,365	3,231,284	$ 4.90	20/04/2009
NSWTC	FGL	26,379	134,533	$ 5.10	07/04/2009
NSWTC	FGL	169,716	863,108	$ 5.09	07/04/2009
NSWTC	FGL	62,781	317,841	$ 5.06	08/04/2009
NSWTC	FGL	14,202	72,288	$ 5.09	09/04/2009
NSWTC	FGL	354,697	1,790,794	$ 5.05	14/04/2009
NSWTC	FGL	17,903	88,647	$ 4.95	15/04/2009
NSWTC	FGL	10,365	51,215	$ 4.94	15/04/2009
NSWTC	FGL	130,843	647,673	$ 4.95	16/04/2009

NSWTC	FGL	13,997	69,140	$	4.94	16/04/2009
NSWTC	FGL	14,311	70,450	$	4.92	16/04/2009
NSWTC	FGL	340,635	1,669,316	$	4.90	20/04/2009
PIWSPF	FGL	15,665	77,542	$	4.95	16/04/2009
PIWSPF	FGL	1,713	8,433	$	4.92	16/04/2009
PIWSPF	FGL	1,676	8,279	$	4.94	16/04/2009
PIWSPF	FGL	9,235	45,861	$	4.97	17/04/2009
PMCGSF	FGL	80,116	396,574	$	4.95	16/04/2009
PMCGSF	FGL	8,763	43,139	$	4.92	16/04/2009
PMCGSF	FGL	8,571	42,337	$	4.94	16/04/2009
PMCGSF	FGL	65,968	327,597	$	4.97	17/04/2009
PIGSFP	FGL	87,591	438,559	$	5.01	02/04/2009
PIGSFP	FGL	361,011	1,805,669	$	5.00	03/04/2009
PIGSFP	FGL	169,964	856,245	$	5.04	14/04/2009
PIGSFP	FGL	113,301	561,010	$	4.95	15/04/2009
PIGSFP	FGL	65,596	324,103	$	4.94	15/04/2009
PIGSFP	FGL	65,399	323,725	$	4.95	16/04/2009
PIGSFP	FGL	7,152	35,209	$	4.92	16/04/2009
PIGSFP	FGL	6,997	34,562	$	4.94	16/04/2009
PIGSFP	FGL	66,558	330,520	$	4.97	17/04/2009
PIGSFP	FGL	136,292	668,172	$	4.90	20/04/2009
PIICAP	FGL	12,852	64,349	$	5.01	02/04/2009
PIICAP	FGL	44,625	223,201	$	5.00	03/04/2009
PIICAP	FGL	19,308	97,270	$	5.04	14/04/2009
PIICAP	FGL	14,420	71,401	$	4.95	15/04/2009
PIICAP	FGL	8,348	41,247	$	4.94	15/04/2009
PIICAP	FGL	12,651	62,622	$	4.95	16/04/2009
PIICAP	FGL	1,384	6,813	$	4.92	16/04/2009
PIICAP	FGL	1,353	6,683	$	4.94	16/04/2009
PIICAP	FGL	9,580	47,573	$	4.97	17/04/2009
PIICAP	FGL	21,164	103,757	$	4.90	20/04/2009
PIWGAP	FGL	20,975	105,020	$	5.01	02/04/2009
PIWGAP	FGL	81,475	407,514	$	5.00	03/04/2009
PIWGAP	FGL	48,546	244,565	$	5.04	14/04/2009
PIWGAP	FGL	26,150	129,482	$	4.95	15/04/2009
PIWGAP	FGL	15,139	74,800	$	4.94	15/04/2009
PIWGAP	FGL	21,563	106,737	$	4.95	16/04/2009
PIWGAP	FGL	2,359	11,613	$	4.92	16/04/2009
PIWGAP	FGL	2,307	11,396	$	4.94	16/04/2009
PIWGAP	FGL	64,571	320,853	$	4.97	17/04/2009
PIWGAP	FGL	14,889	73,937	$	4.97	17/04/2009
PIWGAP	FGL	81,608	400,083	$	4.90	20/04/2009
PIWSPF	FGL	3,582	17,935	$	5.01	02/04/2009
PIWSPF	FGL	12,889	64,467	$	5.00	03/04/2009
PIWSPF	FGL	12,182	61,370	$	5.04	14/04/2009
PIWSPF	FGL	4,462	22,094	$	4.95	15/04/2009
PIWSPF	FGL	2,584	12,767	$	4.94	15/04/2009
PIWSPF	FGL	3,153	15,607	$	4.95	16/04/2009
PIWSPF	FGL	345	1,698	$	4.92	16/04/2009
PIWSPF	FGL	337	1,665	$	4.94	16/04/2009
PIWSPF	FGL	2,485	12,340	$	4.97	17/04/2009
PIWSPF	FGL	10,936	53,614	$	4.90	20/04/2009
T2	FGL	- 1,295	- 6,514	$	5.03	14/04/2009
T7	FGL	8,845	43,345	$	4.90	20/04/2009
PCAEPR	FGL	4,210	22,196	$	5.27	02/04/2009
PCAEPR	FGL	60,000	299,928	$	5.00	03/04/2009

PIICAP	FGL	35,395	175,205	$	4.95	16/04/2009
PIICAP	FGL	3,871	19,057	$	4.92	16/04/2009
PIICAP	FGL	3,786	18,701	$	4.94	16/04/2009
PIICAP	FGL	32,512	161,455	$	4.97	17/04/2009
PISINP	FGL	35,985	180,173	$	5.01	02/04/2009
PISINP	FGL	137,050	685,483	$	5.00	03/04/2009
PISINP	FGL	78,913	397,548	$	5.04	14/04/2009
PISINP	FGL	47,471	235,053	$	4.95	15/04/2009
PISINP	FGL	27,483	135,791	$	4.94	15/04/2009
PISINP	FGL	30,843	152,673	$	4.95	16/04/2009
PISINP	FGL	3,373	16,605	$	4.92	16/04/2009
PISINP	FGL	3,299	16,296	$	4.94	16/04/2009
PISINP	FGL	28,319	140,629	$	4.97	17/04/2009
PISINP	FGL	73,860	362,106	$	4.90	20/04/2009
PIGSFP	FGL	295,216	1,461,319	$	4.95	16/04/2009
PIGSFP	FGL	32,289	158,956	$	4.92	16/04/2009
PIGSFP	FGL	31,582	156,002	$	4.94	16/04/2009
PIGSFP	FGL	283,760	1,409,152	$	4.97	17/04/2009
PIWGAP	FGL	66,886	331,086	$	4.95	16/04/2009
PIWGAP	FGL	7,316	36,016	$	4.92	16/04/2009
PIWGAP	FGL	7,155	35,343	$	4.94	16/04/2009
PIWGAP	FGL	69,323	344,466	$	4.97	17/04/2009
PIWGAP	FGL	65,694	326,236	$	4.97	17/04/2009
PCAEPR	FGL	16,886	86,119	$	5.10	07/04/2009
PCAEPR	FGL	108,641	552,526	$	5.09	07/04/2009
PCAEPR	FGL	54,218	274,506	$	5.06	08/04/2009
PCAEPR	FGL	26,024	131,390	$	5.05	14/04/2009
PCAEPR	FGL	17,858	88,424	$	4.95	15/04/2009
PCAEPR	FGL	10,339	51,084	$	4.94	15/04/2009
PCAEPR	FGL	100,137	495,678	$	4.95	16/04/2009
PCAEPR	FGL	10,712	52,913	$	4.94	16/04/2009
PCAEPR	FGL	10,953	53,919	$	4.92	16/04/2009
PCAEPR	FGL	44,975	223,346	$	4.97	17/04/2009
PCAEPR	FGL	105,203	515,547	$	4.90	20/04/2009
PMHOST	FGL	162,637	827,139	$	5.09	07/04/2009
PMHOST	FGL	25,278	128,918	$	5.10	07/04/2009
PMHOST	FGL	75,329	381,391	$	5.06	08/04/2009
PMHOST	FGL	36,527	184,418	$	5.05	14/04/2009
PMHOST	FGL	25,093	124,248	$	4.95	15/04/2009
PMHOST	FGL	14,527	71,776	$	4.94	15/04/2009
PMHOST	FGL	139,406	690,060	$	4.95	16/04/2009
PMHOST	FGL	15,248	75,063	$	4.92	16/04/2009
PMHOST	FGL	14,913	73,664	$	4.94	16/04/2009
PMHOST	FGL	62,504	310,395	$	4.97	17/04/2009
PMHOST	FGL	146,315	717,017	$	4.90	20/04/2009
PMSTA	FGL	120,221	613,127	$	5.10	07/04/2009
PMSTA	FGL	773,490	3,933,815	$	5.09	07/04/2009
PMSTA	FGL	240,445	1,217,373	$	5.06	08/04/2009
PMSTA	FGL	128,461	648,574	$	5.05	14/04/2009
PMSTA	FGL	58,518	289,752	$	4.95	15/04/2009
PMSTA	FGL	33,879	167,393	$	4.94	15/04/2009
PMSTA	FGL	505,791	2,503,665	$	4.95	16/04/2009
PMSTA	FGL	54,109	267,277	$	4.94	16/04/2009
PMSTA	FGL	55,319	272,324	$	4.92	16/04/2009
PMSTA	FGL	227,671	1,130,614	$	4.97	17/04/2009
PMSTA	FGL	586,831	2,875,765	$	4.90	20/04/2009

PCEF	FGL	78,750	401,625	$	5.10	07/04/2009
PCEF	FGL	506,666	2,576,802	$	5.09	07/04/2009
PCEF	FGL	252,083	1,276,296	$	5.06	08/04/2009
PCEF	FGL	116,310	587,226	$	5.05	14/04/2009
PCEF	FGL	85,320	422,462	$	4.95	15/04/2009
PCEF	FGL	49,396	244,061	$	4.94	15/04/2009
PCEF	FGL	52,381	257,861	$	4.92	16/04/2009
PCEF	FGL	51,232	253,066	$	4.94	16/04/2009
PCEF	FGL	478,908	2,370,595	$	4.95	16/04/2009
PCEF	FGL	215,646	1,070,898	$	4.97	17/04/2009
PCEF	FGL	500,853	2,454,430	$	4.90	20/04/2009
PIHEST	FGL	77,062	393,016	$	5.10	07/04/2009
PIHEST	FGL	495,807	2,521,575	$	5.09	07/04/2009
PIHEST	FGL	142,932	723,665	$	5.06	08/04/2009
PIHEST	FGL	80,439	406,120	$	5.05	14/04/2009
PIHEST	FGL	34,079	168,742	$	4.95	15/04/2009
PIHEST	FGL	19,730	97,484	$	4.94	15/04/2009
PIHEST	FGL	290,676	1,438,846	$	4.95	16/04/2009
PIHEST	FGL	31,793	156,511	$	4.92	16/04/2009
PIHEST	FGL	31,096	153,602	$	4.94	16/04/2009
PIHEST	FGL	116,005	576,081	$	4.97	17/04/2009
PIHEST	FGL	313,512	1,536,366	$	4.90	20/04/2009
PMCBUS	FGL	85,985	438,524	$	5.10	07/04/2009
PMCBUS	FGL	553,218	2,813,556	$	5.09	07/04/2009
PMCBUS	FGL	160,486	812,541	$	5.06	08/04/2009
PMCBUS	FGL	89,399	451,358	$	5.05	14/04/2009
PMCBUS	FGL	38,234	189,316	$	4.95	15/04/2009
PMCBUS	FGL	22,135	109,367	$	4.94	15/04/2009
PMCBUS	FGL	326,780	1,617,561	$	4.95	16/04/2009
PMCBUS	FGL	35,742	175,951	$	4.92	16/04/2009
PMCBUS	FGL	34,958	172,679	$	4.94	16/04/2009
PMCBUS	FGL	130,833	649,717	$	4.97	17/04/2009
PMCBUS	FGL	352,231	1,726,108	$	4.90	20/04/2009
PIACT	FGL	133,939	681,187	$	5.09	07/04/2009
PIACT	FGL	20,818	106,172	$	5.10	07/04/2009
PIACT	FGL	41,820	211,735	$	5.06	08/04/2009
PIACT	FGL	22,840	115,315	$	5.05	14/04/2009
PIACT	FGL	5,827	28,791	$	4.94	15/04/2009
PIACT	FGL	10,065	49,837	$	4.95	15/04/2009
PIACT	FGL	9,478	46,658	$	4.92	16/04/2009
PIACT	FGL	86,654	428,937	$	4.95	16/04/2009
PIACT	FGL	9,270	45,790	$	4.94	16/04/2009
PIACT	FGL	33,583	166,773	$	4.97	17/04/2009
PIACT	FGL	95,055	465,817	$	4.90	20/04/2009
PISINP	FGL	32,037	156,629	$	4.89	20/04/2009
CBAISF	FGL	41,926	204,976	$	4.89	20/04/2009
PMISF	FGL	202,810	991,538	$	4.89	20/04/2009
PIWQLS	FGL	- 379,925	- 1,911,023	$	5.03	14/04/2009
PIBIAS	FGL	30,000	151,890	$	5.06	08/04/2009

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	4122
CONNECTION TEL	001512027729207
SUBADDRESS	
CONNECTION ID	SEC CORP FIN
ST. TIME	24/04 11:14
USAGE T	03'07
PGS. SENT	12
RESULT	OK

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder'

Released: 24April 2009

Pages: 12
(including this page)

FILE NO: 082-01711

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